Merus Labs International Inc.
100 Wellington St. West, Suite 21110
Toronto, Ontario M5K 1H1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 27, 2013

AND

INFORMATION CIRCULAR

February 25, 2013

This document requires immediate attention. If you are in doubt as to how to deal with the documents or matters referred to in this Information Circular, youshould immediately contact your advisor.

MERUS LABS INTERNATIONAL INC.
100 Wellington Street West, #2110
Toronto, Ontario M5K 1H1
Telephone: (416) 593-3701

NOTICE OF ANNUAL GENERAL MEETING

TO THE SHAREHOLDERS OF MERUS LABS INTERNATIONAL INC.:

NOTICE IS HEREBY GIVEN that an annual general meeting (th he “Meeting”) of the holders (the ”Shareholders”) of common shares of Merus Labs International Inc. (the ”Company”) will be held at 100 Wellington Street West, Suite 2110, Toronto, Ontario M5K 1H1 on March 27, 2013, at 10:00 a.m. (Toronto time) for the following purposes:

1.	to receive the Company’s audited financial statements for the fiiscal year ended September 30, 2012 and the accompanying report of the auditors;

2.	to set the number of directors of the Company at six;

3.

to elect Elie Farah, Ahmad Doroudian, David D. Guebert, Robert S. Pollock, Joseph Rus, and Timothy G. Sorensen as directors of the Company to hold office until the next annual meeting of the Company, or until such time as their successors are duly elected or appointed in accordance with the Company’s constating documents;

4.

to appoint Deloitte & Touche LLP, Chartered Accountants, as the auditors of the Company for the fiscal year ending September 30, 2013 and to authorize the board of directors of the Company to fix the remuneration of the auditors for the fiscal year ending September 30, 2013; and

5.	to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The Company’s Board of Directors has fixed February 19, 2013 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjou urnment or postponement thereof. Each registered shareholder at the close of business on that da ate is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company’s transfer agent, Olympia Trust Company, Suite 1003, 750 West Pender Street Vancouver, British Columbia, V6C 2T8, at least 48 hours (excluding Saturdays, Sundays and holidays rec cognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponementt thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Toronto, Ontario, this 25th day of February, 2013.

By Order of the Board of Directors of

MERUS LABS INTERNATIONAL INC.

“Elie Farah”
Elie Farah
President, Chief Executive Officer
and Director

MERUS LABS INTERNATIONAL INC.
100 Wellington Street West, #2110
Toronto, Ontario M5K 1H1
Telephone: (416) 593-3701

INFORMATION CIRCULAR
February 25, 2013

INTRODUCTION

This Information Circular accompanies the Notice of Annual General Meeting (the “Notice”) and is furnished to shareholders (the “Shareholders”) holding common shares (the “Common Shares”) in the capital of Merus Labs International Inc. (the ”Company”) in connection with the solicitation by the management of the Company of proxies to be voted at the annual general meeting (the “Meeting”) of the Shareholders to be held at 10:00 a.m. (Toronto time) on Wednesday, March 27, 2013 at 100 Wellington Street West, Suite 2110, Toronto, Ontario M5K 1H1 or at any adjournmen nt or postponement thereof.

The date of this Information Circular is February 25, 2013. Unless otherw wise stated, all amounts herein are in Canadian dollars.

The Company was formed on December 19, 2011 by the amalgamation (the “Amalgamation”) of Merus Labs International Inc. (“Old Merus”) and Envoy Capital Group Inc. (“Envoy”). Unless otherwise noted, this Information Circular provides the historical information for only Envoy for the period before the Amalgamation. For historical information regarding Old Merus, please refer to the joint management information circular dated November 10, 2011 as filed on SEDAR on Nov vember 11, 2011.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for costs incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein n since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Common Share that such Shareholder holds on the record date (the “Record Date”) of February 19, 2013 on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are directors and/or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE DESIGNATED PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING.

A SHAREHOLDER MAY EXERCISE THIS RIGHT BY STRIKING OUT THE PRINTED NAMES OF THE DESIGNATED PERSONS AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON, IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. SUCH SHAREHOLDER SHOULD NOTIFY THE NOMINEE OF THE APPOINTMENT, OBTAIN THE NOMINEE’S CONSENT TO ACT AS PROXY AND SHOULD PROVIDE INSTRUCTION TO THE NOMINEE ON HOW THE SHAREHOLDER’S COMMON SHARES SHOULD BE VOTED. THE NOMINEE SHOULD BRING PERSONAL IDENTIFICATION TO THE MEETING.

In order to be voted, the completed form of proxy must be received by the Company’s registrar and transfer agent, Olympia Trust Company (the “Transfer Agent”) at their offices located at Suite 1003, 750 West Pender Street Vancouver, British Columbia, V6C 2T8 by mail or fax, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting, or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, must accompany the form of proxy.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by that Shareholder or by that Shareholder’s attorney-in-fact, authorized in writing, or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. The Common Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for. If the Shareholder specifies a choice with respect to any matter to be acted upon, then the Common Shares represented will be voted or withheld from voting on that matter accordingly.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY, INCLUDING FOR THE NOMINEES OF THE COMPANY’S BOARD OF DIRECTORS (THE “BOARD”) FOR DIRECTORS AND AUDITOR.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

INFORMATION FOR BENEFICIAL SHAREHOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are “non-registered” Shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a registered Shareholder in respect of Common Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc. (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements as set out in National Instrument 54-101 of the Canadian Securities Administrators (“NI 54-101”), the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of Proxy (collectively, the ”Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Transfer Agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of a one page pre-printed form, the proxy authorization will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered. Typically, the Intermediary will require the Non-Registered Holder to submit their proxy authorization form before the Company’s proxy deadline to allow the Intermediary time to submit their proxy to the Company.

There are two kinds of beneficial owners – those who object to their names being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Pursuant to NI 54-101, issuers can obtain a list of their NOBOs from Intermediaries for distribution of proxy-related materials directly to NOBOs.

These security holder materials are being sent, directly or indirectly, to both registered and non-registered owners of the Common Shares. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

All references to Shareholders in this Information Circular are to registered Shareholders, unless specifically stated otherwise.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed elsewhere in this Information Circular, no director or executive officer of the Company who was a director or executive officer since the beginning of the Company’s last financial year, no proposed nominee for election as a director of the Company, or any associate or affiliates of any such directors, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Common Shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. As of the Record Date, a total of 30,708,478 Common Shares were issued and outstanding and no preferred shares were issued and outstanding. Each Common Share carries the right to one vote at the Meeting.

Only registered Shareholders as of the record date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

To the knowledge of the directors and senior officers of the Company, as of the Record Date, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to the outstanding Common Shares, with the exception of CIBC Global Asset Management Inc., who, on June 29, 2012, filed an Alternative Monthly Report announcing that as a result of transactions in the market in the ordinary course of business by one or more of its mutual fund, pension fund or other client accounts during the month of June 2012 and/or as a result of reorganization of capital structure of Common Shares, the aggregate number of Common Shares held by all 46 of its client accounts as at June 29, 2012 was 3,506,500, representing approximately 11.68% of all outstanding Common Shares. CIBC Global Asset Management Inc. specifically disclaimed any beneficial ownership of the reported securities but, as investment manager, it maintains exclusive power to exercise investment control or direction over 3,506,500 Common Shares representing 11.68% of the outstanding Common Shares for its client accounts as the beneficial owners.

ELECTION OF DIRECTORS

Number of Directors

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at six. The number of directors will be approved if the affirmative vote of the majority of Shares present or represented by proxy at the Meeting and entitled to vote are voted in favour of setting the number of directors at six.

Management recommends the approval of the resolution to set the number of directors of the Company at six.

Election of Directors

The Board currently consists of six directors, all of whom are elected annually and hold office until the next annual general meeting of the Shareholders or until their successors are elected. The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.

In the absence of instructions to the contrary, Proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees listed in this Information Circular.

Management has no reason to believe that any of such nominees will be unable to serve as directors; however, if, for any reason one or more of the proposed nominees do not stand for election or are unable to serve as directors, the management designees named in the Proxy intend to vote for another nominee or nominees, as the case may be, in their discretion, unless the Shareholder has specified in his or her Proxy that his or her Common Shares are to be withheld from voting in the election of directors.

Name, Office held, Province/ State and Country of Residence	Principal Occupation During Previous Five Years	Director Since	Shares Beneficially Owned or Controlled(1)
Elie Farah President, Chief Executive Officer and Director Ontario, Canada	President of the Company in January 2012 and Chief Executive Officer in July 2012; Project Leader of Global Mergers and Acquisitions of Boehringer Ingelheim GmbH from October 1999 to March 2003; President and CFO of Transition Therapeutics Inc. from July 2008 to December 2011; CFO and VP of Corporate Development of Transition Therapeutics Inc. from May 2005 to June 2008; Managing Director of Rathlin Capital Inc from July 2003 to April 2005; VP of Corporate Development from April 2003 to June 2003; VP of Corporate Development for Pangeo Pharma Inc. from April 2003 to June 2003.	January 12, 2012(2)	863,535(3)
Ahmad Doroudian Executive Vice Chairman & Director Vancouver, British Columbia	Former President, Chief Executive Officer of Old Merus and the Company from 2010 and served as CEO to 2012; President, Chief Executive Officer and Director of Neurokine Pharmaceuticals Inc., a private pharmaceutical company from 2007 to present; President of Rayan Pharma Inc., from March 2003 to April 2007; President, Secretary, Chief Executive Officer, Treasurer and Director of Marquis Ventures Inc. from October 2009 to present; Owner and Chief Executive Officer of ABF Pharmacy from 2006 to 2008; Chief Executive Officer of Regency Gold Corp, (formerly PanGeo Pharma Inc.) from April 1996 to November 2003; Bachelors Degree in Biochemistry and a Masters Degree and Ph.D. in Biopharmaceutics from the University of British Columbia.	December 19, 2011(2)	1,675,000(4)

Name, Office held, Province/ State and Country of Residence	Principal Occupation During Previous Five Years	Director Since	Shares Beneficially Owned or Controlled(1)
David D. Guebert(5)(6)(7) Director Calgary, Alberta	Chartered accountant and certified public accountant; Chief Financial Officer of Marret Resource Corp. from August 2008 to present; Chief Financial Officer of Times Three Wireless Inc. from May 2004 to present; Director of the Company from February 2011 to present; Chief Financial Officer of Sereno Capital Corporation from March 2011 to present; Director of Botaneco Inc. from September 2010 to present; B.Comm. from the University of Saskatchewan (1979).	December 19, 2011(2)	102,540(8)
Robert S. Pollock(6)(7) Director Toronto, Ontario	Director and Chief Executive Officer of Primary Capital Inc. from July 2008 to present; Chief Executive Officer and Director of Primary Corp. from August 2008 to June 2012; President, Chief Compliance Officer and Director of Quest Securities Corporation from February 2004 to October 2006; Senior Vice President of Quest Capital Corp. from September 2003 to October 2006; Vice President of Dundee Securities Corporation from December 1995 to September 2003.	December 19, 2011(2)	2,678,175(9)
Joseph Rus(5)(6) Director Oakville, Ontario	Executive Vice President and General Manager, International of Shire Pharmaceuticals from May 1998 to 2009; head of Shire’s International Operations (all countries except the USA).	December 19, 2011(2)	Nil
Timothy G. Sorensen(5)(6)(7) Director Toronto, Ontario	President of Primary Capital Inc. from November 2010 to present; Managing Director of Institutional Sales of Macquarie Capital Markets Canada Ltd. (formerly Orion Securities Inc.) from January 2004 to September 2010; Salesman with Macquarie Capital Markets North America Ltd. from January 2004 to September 2009; Institutional Equities Sales with Dundee Securities from August 1996 to January 2004.	December 19, 2011(2)	636,500(10)

Notes:

(1)

This information has been obtained from public insider filings and from the directors themselves. No individual director, either alone or together with such director’s associates or affiliates, owns or controls 10% of more of the voting securities of the Company.

(2)

On December 19, 2011, Old Merus amalgamated with Envoy continuing under the name “Merus Labs International Inc.” On October 1, 2012, the Company amalgamated with its wholly-owned subsidiary, Merus Labs Inc. and continued under the name “Merus Labs International Inc.”

(3)	Does not include 400,000 stock options convertible into Common Shares.
(4)	Includes 925,000 Common Shares held directly and 750,000 held indirectly by Khadija Zerouali but does not include 640,000 stock options and 25,000 warrants convertible into Common Shares.
(5)	Member of the Audit Committee.
(6)	Independent director.
(7)	Member of the Compensation Committee.
(8)	Includes 62,540 Common Shares controlled or directed by Deborah Guebert and 40,000 Common Shares held directly but does not include 150,000 stock options convertible into Common Shares.
(9)

Includes 464,875 Common Shares controlled or directed by Michelle Pollock and 2,213,300 Common Shares held directly but does not include 150,000 stock options and 459,375 warrants convertible into Common Shares.

(10)	Does not include 150,000 stock options and 88,250 warrants convertible into Common Shares.

Management recommends the approval of each of the nominees listed above for election as directors of the Company for the ensuing year.

Management does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the Common Shares represented by proxy for the election of any other persons as directors.

Cease Trade Orders

Except as disclosed below, to the best of management’s knowledge, no proposed director of the Company is, or within the ten years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

PanGeo Pharma Inc. (“PanGeo”) failed to file its annual financial statements for the period ended January 31, 2003 by the deadline required under applicable securities legislation. As a result, cease trade orders were issued against PanGeo by the Ontario Securities Commission on June 24, 2003, by the Quebec Securities Commission on June 23, 2003, by the Manitoba Securities Commission on June 25, 2003, and by the British Columbia Securities Commission on July 10, 2003. On July 10, 2003, PanGeo filed for protection under the Companies Creditors Arrangement Act. These cease trade orders were not revoked. Ahmad Doroudian was the chief executive officer of PanGeo from April 1996 until November 2003.

Bankruptcies

Except as otherwise disclosed under the heading “Cease Trade Orders”, to the best of management’s knowledge, no proposed director of the Company is, or within ten years before the date of this Information Circular has been, a director or an executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets or made a proposal under any legislation relating to bankruptcies or insolvency.

To the best of management’s knowledge, no proposed director of the Company has, within 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties or Sanctions

To the best of management’s knowledge, no proposed director of the Company has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

EXECUTIVE COMPENSATION

General

For the purpose of this Information Circular:

“CEO” means an individual who acted as chief executive officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” means an individual who acted as chief financial officer of the company, or acted in a similar capacity, for any part of the most recently completed financial year;

“NEO” or “Named Executive Officer” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)

each of the three most highly compensated executive officers of the company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 Statement of Executive Compensation, for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

Compensation Discussion and Analysis

During the financial year ended September 30, 2012, the Company’s executive compensation program was intended to be consistent with the Company’s business plans, strategies and goals, while taking into account various factors and criteria, including competitive factors and the Company’s performance; to provide an appropriate overall compensation package that would permit the Company to attract and retain highly qualified and experienced senior executives; and to encourage superior performance by the Company. The Company’s compensation policies were intended to motivate individuals to achieve and then to award compensation based on corporate and individual results.

The Compensation Committee reviewed and determined the compensation of each NEO was based on the Chief Executive Officer’s evaluation of their performance and profitability.

In conducting the review, the Compensation Committee considered, among other things, individual performance assessments, the Company’s performance, the alignment with and balance between short and longer-term performance goals, the value of incentive awards paid to similar positions in comparable companies and previous incentive awards.

The compensation of all NEOs consisted of a base salary and participation in the 2011 Plan (as defined below). The Compensation Committee did not rely on any specific objectives or measures to measure individual performance, other than by measuring the achievement of specific objectives that were related to concrete, measurable elements, including net income and earnings per share. Base salary levels were based on responsibility, experience, knowledge and on internal equity criteria and external pay practices. The 2011 Plan is intended to provide long term rewards linked directly to the market value of the Common Shares.

Salary

The Compensation Committee did not rely on any comparator groups to determine salaries for the Company’s most recent financial year. Actual salaries take into consideration the individual’s position and responsibilities with the Company and their contribution to the Company’s performance.

Long Term Incentives

The Company regards the strategic use of incentive stock options as a key component of the Company’s compensation plan. The Company is committed to long-term incentive programs that promote the continuity of an excellent management team and, therefore, the long-term success of the Company. The Company established a formal plan under which stock options may be granted to directors, officers, employees and consultants as an incentive to serve the Company in attaining its goal of improved shareholder value. It applies to personnel at all levels and continues to be one of the Company’s primary tools for attracting, motivating and retaining qualified personnel which is critical to the Company’s success. The Compensation Committee is responsible for administering the Company’s stock option plan and determining the type and amount of compensation to be paid to directors, officers, employees and consultants of the Company including the awards of any sto ock options under a stock option plan. Stock options are typically part of the overall compensation package for executive officers.

All grants of stock options to the NEOs are reviewed and approved by the Compensation Committee. In evaluating option grants to an NEO, the Compensation Committee evaluates a number of fa factors including, but not limited to: (i) the number of options already held by such NEO; (ii) a fair balance between the number of options held by the NEO concerned and the other executives of the Company, in light of their responsibilities and objectives; and (iii) the value of the options (generally determined using a Black-Scholes analysis) as a component in the NEO’s overall compensattion package.

Performance Graph

The following graph compares the Company’s cumulative total shareholder return (assuming an investment of $100 on October 1, 2007) on the Common Shares during the period October 1, 2007 to October 1, 2012 with the cumulative total return of the S&P/TSX Composite Total Return Index during the same period. The Common Share price performance as set out in the graph does not necessarily indicate fu uture price performance.

	2007	2008	2009	2010	2011	2012
The Company	$100.00	$72.76	$52.41	$31.03	$63.79	$47.24
S&P/TSX Composite Total Return Index	$100.00	$82.76	$80.24	$87.10	$81.85	$86.74

Compensation Governance

The Company does not have a formal written policy with respect to the remuneration of its NEOs and directors. Under the Company’s executive compensation program, the Board has delegated to the Compensation Committee the responsibility of determining for each NEO the amounts of the three main components of the Company’s executive compensation. The Compensation Committee also determines the compensation paid to the directors of the Corporation.

The Compensation Committee is comprised of only independent members within the meaning of NI 52-110 Audit Committees (“NI 52-110”) and while the Board determines its members, the CEO is not involved in the selection process for this committee. The current members of the Compensation Committee are Tim Sorensen (Chair), Rob Pollock and David Guebert.

Mr. Sorensen is a Director and the President of Primary Capital Inc., an exempt market dealer. He recently joined Primary Capital from Macquarie Capital Markets Canada where he served as Divisional 7 Director Head of Institutional Sales. Mr. Sorensen has over 14 years of capital markets experience in institutional sales and equity analysis. He has a CFA designation and holds an MBA (1996) and B.Comm (1995) both from the University of Windsor.

Mr. Sorensen’s principal occupation during the five preceding years is as follows: he has been President of Primary Capital Inc. since November 2010. From January 2008 until September 2010, he was the Divisional Director Head of Institutional Sales of Macquarie Capital Markets Canada and prior to that, he was an institutional sales person from 2004 to 2008 with Orion Financial Inc., which became Macquarie Group in 2007.

Mr. Pollock is a Director and Chief Executive Officer of Primary Capital Inc., an exempt market dealer. He served as Senior Vice President of Quest Capital Corp. from September 2003 to October 2006. He was formerly Vice President – Investment Banking at Dundee Securities Corporation and has 15 years of experience in the Canadian capital markets with specific experience in merchant banking, institutional sales and investment banking. Mr. Pollock holds an MBA from St. Mary’s University (1993) and a BA from Queen’s University (1991).

Mr. Pollock’s principal occupations during the five preceding years are as follows: from February 10, 2011 to January 12, 2012, he was the Chief Executive Officer and a Director of the Company. From August 2008 to June 2012, he was a Director and Chief Executive Officer of Marret Resource Corp. and since July 2008 he has been Director and Chief Executive Officer of Primary Capital Inc. From September 2003 to October 2006 he served as Senior Vice President of Quest Capital Corp.

Mr. Guebert is a chartered accountant and certified public accountant with over 30 years of experience in finance and accounting, 20 of which were served as chief financial officer of public and private companies in the resource and technology sectors. He is currently the Chief Financial Officer of Marret Resource Corp., a merchant banking company. He is also is the Chief Financial Officer of Times Three Wireless Inc., a wireless location technology company. Mr. Guebert holds a B.Comm. from the University of Saskatchewan (1979).

Mr. Guebert’s principal occupations during the five preceding years are as follows: Since 2007 he has been Chief Financial Officer of Marret Resource Corp. and since 2004 has been Chief Financial Officer of Times Three Wireless Inc. Since 2010 he has also been a director of Botaneco Inc., a biotech company. No compensation consultant or advisor was retained by the Corporation during the fiscal year ended September 30, 2012.

Compensation Risk Management

The Compensation Committee, during its annual review, evaluates the risks, if any, associated with the Company’s compensation policies and practices. Implicit in the Compensation Committee’s mandate is that the Company’s policies and practices respecting compensation, including those applicable to the Company’s NEOs, be designed in a manner which is in the best interests of the Company and its Shareholders. Risk evaluation is one of the considerations for this review.

A portion of the Company’s executive compensation consists of options granted under the 2011 Plan. Such compensation is both “long term” and “at risk” and, accordingly, is directly linked to the achievement of long term value creation. Since the benefits of such compensation, if any, are generally not realized by the NEO until a significant period of time has passed, the possibility of NEOs taking inappropriate or excessive risks with regard to their compensation that are financially beneficial to them at the expense of the Company and its Shareholders is extremely limited. In addition, all major transactions require approval by the Board.

The other element of compensation, salary, is capped, thereby reducing risks associated with unexpectedly high levels of pay. In addition, the Compensation Committee believes it is unlikely that NEOs would take inappropriate or excessive risks at the expense of the Company and its Shareholders that would be beneficial to them with regard to their short term compensation when their longer term compensation might be put at risk from their actions.

Due to the size of the Company, and the current level of the Company’s activity, the Compensation Committee is able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings during which, financial and other information of the Company are reviewed, and which includes executive compensation. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Summary Compensation Table

The following table sets forth, in Canadian dollars, all compensation for the fiscal years ended September 30, 2012, 2011, and 2010 paid to the principal executive officer of the Company, the principal financial officer of our company and the three other most highly compensated officers who served as NEOs.

Name and Principal Position	Year	Salary ($)	Share- based Awards(2) ($)	Option- based Awards(3) ($)	Non-equity Incentive Plan Compensation(1) ($)		Pension Value ($)	All Other Compens- ation ($)	Total Compens- ation ($)
					Annual Incentive Plans	Long- term Incentive Plans
Elie Farah, President and CEO	2012 2011 2010	$187,977 N/A N/A	nil N/A N/A	$521,282 N/A N/A	nil N/A N/A	nil N/A N/A	nil N/A N/A	nil N/A N/A	$709,259 N/A N/A
Andrew Patient, Chief Financial Officer	2012 2011 2010	$217,248 $290,000 $290,000	nil nil nil	$256,827 nil nil	nil nil nil	nil nil nil	nil nil nil	nil $6,000 $6,000	$474,075 $296,000 $296,000
Ahmad Doroudian, Executive Vice Chairman	2012 2011 2010	$191,864 N/A N/A	nil N/A N/A	$821,846 N/A N/A	nil N/A N/A	nil N/A N/A	nil N/A N/A	nil N/A N/A	$1,013,710 N/A N/A
Ali Moghaddam Vice President Business Development	2012 2011 2010	$123,600 N/A N/A	nil N/A N/A	$260,641 N/A N/A	nil N/A N/A	nil N/A N/A	nil N/A N/A	$5,400 N/A N/A	$389,641 N/A N/A

Notes:

(1)	“Non-equity Incentive Plan Compensation” includes all compensation under an incentive plan or portion of an incentive plan that is not an equity incentive plan.
(2)

“Share-based Awards” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, Common Shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

(3)

“Option-based Awards” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features. The value of these options in 2012 is estimated using the Black-Scholes option pricing model with the following assumptions: Share price of $2.03, risk free interest rate of 2%, expected stock price volatility of 77%, expected dividend yield of nil and expected term of 5 years.

Employment Agreements

Ahmad Doroudian

Effective January 12, 2012, the Company entered into an employment agreement with Ahmad Doroudian, whereby Ahmad Doroudian agreed to provide services to the Company in consideration for, among other things, an annual salary of $210,000 starting February 1, 2012 and upon the date of executing the next definitive agreement related to the next acquisition transaction of the Company subsequent to February 1, 2012, an annual salary of $270,000. In addition, four weeks of paid vacation per annum shall be provided to Ahmad Doroudian and shall be taken at such time or times as is mutually determined. Ahmad Doroudian is also eligible to receive an annual bonus of up to 30% of his annual salary in recognition of personal and employer milestones. The decision to pay a bonus, if any is to be paid, is at the discretion of the Compensation Committee and the Board. Ahmad Doroudian is entitled to options to acquire additional Common Shares as the compensation and Board shall determine, from time to time. Ahmad Doroudian is entitled to receive health and dental benefits according to the Company’s benefit plan as well as long term disability and life insurance coverage.

The employment agreement with Ahmad Doroudian provides that the employment agreement may be terminated without cause by the Company upon providing Ahmad Doroudian with a period of notice of termination of employment of 24 months. For greater certainty, a cash severance payment of 24 months of annual salary will be paid if terminated without cause. The Company may terminate the employment at any time, upon giving not less than 30 days notice in writing on the condition that Ahmad Doroudian may waive any additional notice required by the Employment Standards Act.

Should the Company terminate Ahmad Doroudian’s employment without cause after a Triggering Event (as defined below), Ahmad Doroudian has the option, exercisable at any time within three months after the Triggering Event, to:

  elect to continue to be employed by the Company in accordance with the terms of this agreement or any agreed to replacement contract, or give 30 days’ notice in writing to the Company that this agreement or any agreed to agreement has been terminated, in which event the Company will pay to Ahmad Doroudian, a cash severance payment equal to 24 months of annual salary.

A “Triggering Event” is defined as:

  a take-over bid (as defined in the Securities Act (British Columbia)) which is successful in acquiring Common Shares;

  a change of control of the Board, which includes, but is not limited to:

o	the election by the Shareholders of the Company at any annual or special general meeting, of less than a majority of the persons nominated for election by management of the Company;

o	the election by the Shareholders of the Company at any annual or special general meeting of less than a majority of the persons nominated for election by the Company’s then- incumbent Board;

o

the purchase or acquisition of Common Shares of the Company and/or securities (the “Convertible Securities”) convertible into Common Shares or carrying rights to acquire Common Shares, as a result of which a person, group of persons or persons acting jointly or in concert (collectively the “Holder”) beneficially own or exercise control or direction over Common Shares and/or Convertible Securities such that, assuming only the conversion of the Convertible Securities beneficially owned by the Holders, entitle them to cast more than fifty percent of the votes attaching to all of the Common Shares which may be cast to elect directors;

o	the sale of all or substantially all the assets of the Company;

o	the sale, exchange or other disposition of a majority of the outstanding Common Shares of the Company in a single or series of related transactions;

o	the termination of the Company’s business or the liquidation of its assets; or

o

the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Shareholders receive less than 51 percent of the outstanding shares of the new or continuing corporation.

Elie Farah

Effective January 6, 2012, the Company entered into an employment agreement with Elie Farah, whereby Elie Farah agreed to provide services to the Company in consideration for, among other things, an annual salary of $210,000 starting January 6, 2012 and upon the date of executing the next definitive agreement related to the next acquisition transaction of the Company subsequent to January 6, 2012, an annual salary of $270,000. In addition, four weeks of paid vacation per annum shall be provided to Elie Farah and shall be taken at such time or times as is mutually determined. Elie Farah is also eligible to receive an annual bonus of up to 30% of her annual salary in recognition of personal and employer milestones. The decision to pay a bonus, if any is to be paid, is at the discretion of the Compensation Committee and the Board. Elie Farah is entitled to options to acquire additional Common Shares as the compensation and Board shall determine, from time to time. In connection with his employment agreement, Elie Farah was granted 400,000 options to purchase Common Shares priced at market price at the time of grant. Elie Farah is entitled to receive health and dental benefits according to the Company’s benefit plan as well as long term disability and life insurance coverage.

The employment agreement with Elie Farah provides that the employment agreement may be terminated without cause by the Company upon providing Elie Farah with a period of notice of termination of employment of 12 months. For greater certainty, a cash severance payment of 12 months of annual salary will be paid if terminated without cause. The Company may terminate the employment at any time, upon giving not less than 30 days’ notice in writing on the condition that Elie Farah may waive any additional notice required by the British Columbia Employment Standards Act.

Andrew Patient

Effective January 1, 2012, the Company entered into an employment agreement with Andrew Patient, whereby Andrew Patient agreed to provide services to the Company in consideration for, among other things, an annual salary of $180,000. In addition, four weeks of paid vacation per annum shall be provided to Andrew Patient and shall be taken at such time or times as is mutually determined. Andrew Patient is also eligible to receive an annual bonus of up to 15% of his annual salary in recognition of personal and employer milestones. The decision to pay a bonus, if any is to be paid, is at the discretion of the Compensation Committee and the Board. Andrew Patient is entitled to options to acquire additional Common Shares as the compensation and Board shall determine, from time to time. In connection with his employment, Andrew Patient shall be granted 200,000 options to purchase Common Shares of the Company priced at market price at the time of grant. Andrew Patient is entitled to receive health and dental benefits according to the Company’s benefit plan as well as long term disability and life insurance coverage.

The employment agreement with Andrew Patient provides that the agreement may be terminated without cause by the Company within the first 12 months upon payment of amounts due as determined by the Ontario Employment Standards Act, and thereafter upon providing Andrew Patient with a period of notice of termination of employment of 12 months. For greater certainty, a cash severance payment of 12 months of annual salary will be paid if terminated without cause. The Company may terminate the employment at any time, upon giving not less than 60 days’ notice in writing on the condition that Andrew Patient may waive any additional notice required by the Employment Standards Act.

Incentive Plan Awards

Outstanding Share-based awards and option-based awards

The following table sets forth all option and share-based awards granted to NEOs that were outstanding as of September 30, 2012.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Elie Farah	400,000	$2.05	January 5, 2017	nil	nil	nil
Andrew Patient	200,000	$2.02	January 18, 2017	nil	nil	nil
Ahmad Doroudian	640,000	$2.02	January 18, 2017	nil	nil	nil
Ali Moghaddam	200,000	$2.05	January 5, 2017	nil	nil	nil

Notes:

(1)	The closing price of Common Shares on September 28, 2012 was $1.37.

Incentive Plan Awards – Value vested or earned during the year

The following table sets forth details of the value vested or earned for all incentive plan awards during the year ended September 30, 2012 by NEOs.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Elie Farah	$309,498	nil	nil
Andrew Patient	$147,586	nil	nil
Ahmad Doroudian	$821,846	nil	nil
Ali Moghaddam	$154,749	nil	nil

Narrative Discussion

Refer to the section titled “Compensation Discussion and Analysis”, beginning on page 10, and “2011 Stock Option Plan”, beginning on page 20, for a description of all plan based awards and their significant terms. There was no re-pricing of stock options under the stock option plan or otherwise during the Company’s most recently completed financial year ended September 30, 2012.

In January 2012, the Company granted a total of 1,440,000 options to officers of the Company in connection with their employment agreements. 600,000 options were granted with an exercise price of $2.05 per Common Share and the remaining 840,000 with an exercise price of $2.02 per Common Share. 640,000 of the options vest immediately and the remaining 200,000 options vest as follows: one-quarter immediately and one-quarter on each of the next three anniversaries. All of the options have a term of five years.

In September 2012, the Company granted 100,000 options to an officer of the Company in connection with their employment agreement. The options were granted with an exercise price of $1.52 per Common Share, with 25,000 options vesting immediately and 25,000 on each of the next three anniversaries.

The estimated fair value of the options granted during the twelve months of fiscal 2012, using the Black-Scholes option pricing model, was $2,138,973, of which $1,604,515 was expensed in the financial statements during the twelve months ending September 30, 2012. The remaining expense will be recognized over the balance of the vesting periods.

Pension Plan Benefits

The Company has no pension, defined benefit, defined contribution or deferred compensation plans in place.

Termination and Change of Control Benefits

The Company has entered into certain contracts, agreements, plans or arrangements that provide for payments to certain NEO at, following or in connection with any termination, resignation, retirement, Change of Control (as defined below) of the Company or a change in certain NEOs’ responsibilities, as discussed below.

Please see the discussion under “Summary Compensation Table” for details regarding the termination and change of control benefits.

The table below provides estimates of the incremental amounts that would have been payable to the following NEOs assuming termination or change of control events occurred on September 30, 2012.

Name	Termination Without Cause ($)	Termination and Change in Control ($)
Elie Farah	$270,000	$270,000
Andrew Patient	$35,000	$35,000
Ahmad Doroudian	$540,000	$540,000
Ali Moghaddam	$117,600	$117,600

Compensation of Directors

Director Compensation Table

The total compensation paid to directors, who are not NEOs, during the financial year ended on September 30, 2012, is set out in the following table:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
David D. Guebert	$31,750	nil	nil	nil	nil	nil	$31,750
Robert S. Pollock	$29,250	nil	nil	nil	nil	nil	$29,250
Joseph Rus	$33,750	nil	$183,527	nil	nil	nil	$217,277
Timothy G. Sorensen	$31,750	nil	nil	nil	nil	nil	$31,750
John Campbell(1)	$3,000	nil	nil	nil	nil	nil	$3,000

Notes:

(1)	John Campbell was a director of Envoy. He ceased to be a director of Envoy in connection with the Amalgamation on December 19, 2011.

Narrative Discussion

All directors of the Company or any of its affiliates are compensated for their services as directors and members of a committee through a combination of monthly fees and share-based awards. In addition, Directors are entitled to participate in the Company’s Stock Option Plan. Directors earn an annual fee for their role as Chairman ($10,000) or subcommittee Chair ($5,000), plus a meeting fee of $1,000 for attendance in person or $750 for teleconference meetings. Directors may also be reimbursed reasonable travel expenses incurred in connection with attendance at meetings.

Directors’ and Officers’ Liability Insurance

The Company maintains liability insurance for the benefit of the directors and officers of the Company and its subsidiaries against liability incurred by them in their respective capacities. The current annual policy limit is $10,000,000. Under the policy, individual directors and officers are reimbursed for losses incurred in their capacities as such, subject to a deductible of $50,000 for securities or employment practices claims and no deductible for all other claims. The deductible is the responsibility of the Company. The annual premium of $93,500 was paid by the Company.

Outstanding Share-Based Awards and Option-Based Awards for Directors

The following table sets forth all option and share-based awards granted to the Company’s directors, other than the NEOs, that were outstanding as of September 30, 2012.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
David D. Guebert	150,000	$2.00	July 25, 2017	nil	nil	nil
Robert S. Pollock	150,000	$2.00	July 25, 2017	nil	nil	nil
Joseph Rus	150,000	$2.00	October 30, 2016	nil	nil	nil
Timothy G. Sorensen	150,000	$2.00	July 25, 2017	nil	nil	nil
John Campbell	150,000	$2.00	July 25, 2017	nil	nil	nil

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards during the year ended September 30, 2012 by directors.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David D. Guebert	nil	nil	nil
Robert S. Pollock	nil	nil	nil
Joseph Rus	$145,292	nil	nil
Timothy G. Sorensen	nil	nil	nil
John Campbell	nil	nil	nil

Narrative Discussion

Refer to the section titled “Compensation Discussion and Analysis”, beginning on page 10, and “2011 Stock Option Plan”, beginning on page 20, for a description of all plan based awards and their significant terms. There was no re-pricing of stock options under the stock option plan or otherwise during the Company’s most recently completed financial year ended September 30, 2012.

On October 31, 2011, the Company granted its Chairman, Joseph Rus, 150,000 options at an exercise price of $2.00 per Common Share. One third of the options vest immediately with one-third vesting on each of the next two anniversaries, and expire on October 31, 2016.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at September 30, 2012, the share-based compensation plans of the Company pursuant to which Common Shares can be issued from treasury. The information has been consolidated by category of share-based compensation plan, namely, the plans providing for the issuance of Shares previously approved by the Shareholders and those not having been approved by the Shareholders. There is no plan which has not been approved by the Shareholders. The number of Shares which appears at the line “Share-based compensation plan” refers to the 2011 Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1) (c)
Equity compensation plans approved by securityholders	2,320,000	$2.01	750,847
Equity compensation plans not approved by securityholders	Nil	N/A	Nil

Notes:

(1)	The Company’s stock option plan allows it to grant options to acquire up to 3,070,847 Common Shares.

2011 Stock Option Plan

The Company’s stock option plan (the “2011 Plan”) was adopted in connection with the Amalgamation on December 19, 2011, which was updated by the Board on January 18, 2012 and February 25, 2013.

The following summary of the 2011 Plan is intended to be a brief description of the 2011 Plan and is qualified in its entirety by the full text of the 2011 Plan which is attached hereto as Schedule “A”.

The purpose of the 2011 Plan is intended to: (i) provide an incentive to Eligible Persons (as defined in the 2011 Plan) to further the development, growth and profitability of the Company; (ii) contribute in providing such Eligible Persons with a total compensation and rewards package; (iii) assist the Company in retaining and attracting employees and consultants with experience and ability; and (iv) encourage share ownership and provide Eligible Persons with proprietary interests in, and a greater concern for, the welfare of, and an incentive to continued service with, the Company.

The 2011 Plan is administered by the Compensation Committee, which has full and final authority with respect to granting of all options thereunder subject to the requirements of the TSX and other requirements of law.

The 2011 Plan authorizes the Compensation Committee to grant options to purchase Common Shares on the following terms and conditions:

  the aggregate number of Common Shares which may be issued pursuant to options granted under the 2011 Plan will not exceed that number which is equal to ten percent of the issued and outstanding Common Shares from time to time;

  any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the 2011 Plan, and any exercises of options will make new grants available under the 2011 Plan effectively resulting in a re-loading of the number of options available to grant under the 2011 Plan;

  no single participant in the 2011 Plan and his, her or its associates may be granted options which could result in the issuance of Common Shares exceeding five percent of the issued and outstanding Common Shares, within a one year period, to such participant and his, her or its associates, in the aggregate;

  the number of Common Shares issuable to any single participant in the 2011 Plan pursuant to options, shall not exceed five percent of the issued and outstanding Common Shares;

  the number of Common Shares issuable to Insiders (as defined in the TSX Company Manual), at any time, under all share compensation arrangements, shall not exceed ten percent of the issued and outstanding Common Shares;

  the exercise price of an option shall not be less than the closing price on the day prior the date of grant of the option;

  options granted under the 2011 Plan will be granted for a term not to exceed ten years from the date of grant;

  in the event of the termination of a participant’s employment with the Company for cause or as a result of the participant’s voluntary resignation prior to normal retirement, such participant’s options will terminate three months from the date of such termination, and in the event of the retirement, death, physical or mental disability or termination (other than for cause) by the Company, the participant’s options will terminate 12 months from the date employment by the Company ceased, provided in each case that no options will be extended past their term except as provided below;

  the Board or Compensation Committee is entitled to extend the time during which a participant may exercise their options at its discretion provided that such extension does not extend past the maximum ten year term;

  during a participant’s lifetime, an option may not be assigned or transferred except to a participant’s trust; and

  the following amendments to the 2011 Plan will require Shareholder approval: (i) amendments to the maximum number of Common Shares that may be issued as a result of the grant of options pursuant to the 2011 Plan; (ii) amendments to the maximum number of securities or options that may be granted to Insiders; (iii) amendments to the manner in which the exercise price of options is determined; (iv) any amendment to the term of options granted to Insiders; and (v) amendments to the amending provisions of the 2011 Plan.

Indebtedness of Directors and Executive Officers

No person who is, or who was within the 30 days prior to the date of the Information Circular, a director, executive officer, employee or any former director, executive officer or employee of the Company or a subsidiary thereof, and furthermore, no person who is a nominee for election as a director of the Company, and no associate of such persons is, or was as of the date of this Information Circular, indebted to the Company or a subsidiary of the Company or indebted to any other entity where such indebtedness is subject to a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or a subsidiary of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Common Shares or who exercises control or direction of Common Shares, or a combination of both carrying more than ten percent of the voting rights attached to the Common Shares outstanding (an “Insider”); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, except with an interest arising from the ownership of Common Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Common Shares.

APPOINTMENT OF AUDITOR

Deloitte & Touche LLP, Chartered Accountants (“Deloitte”), will be nominated at the Meeting for reappointment as auditors of the Company until the next annual general meeting of the Shareholders or until their successors are duly elected or appointed, at remuneration to be fixed by the Board. Deloitte have been the auditors of the Company since April 3, 2012.

At the Meeting, Shareholders will be asked to vote for the appointment of Deloitte to serve as auditors of the Company to hold office until the next annual meeting of the Shareholders or until such firm is removed from office or resigns as provided by law, and to authorize the Board to fix the remuneration to be paid to the auditors.

Management recommends Shareholders vote for the appointment of Deloitte as the Company’s auditors for the Company’s fiscal year ending September 30, 2013 at remuneration to be fixed by the Board.

AUDIT COMMITTEE DISCLOSURE

Among other things, the Audit Committee is responsible for reviewing the Company’s annual and quarterly consolidated financial statements and reporting to the Board in connection therewith. On February 25, 2013, the Audit Committee adopted a new Audit Committee Charter, which specifies the auditor’s accountability to the Board and the authority and responsibilities of the Audit Committee in compliance with National Instrument 52-110 Audit Committees (“NI 52-110”).

Charter

The text of the Audit Committee Charter is attached hereto as Schedule “B”.

Composition

The Audit Committee is comprised of three directors, David Guebert (Chair), Tim Sorensen and Joseph Rus. All three members of the Audit Committee are “independent” (as defined by NI 52-110) directors of the Company and “financially literate” (as defined by NI 52-110).

Relevant Education and Experience

The following describes the relevant education and experience of each member of the Audit Committee that shows their (a) understanding of the accounting principles used by the Company to prepare its financial statements, (b) ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Company’s financial statements or experience actively supervising one or more persons engaged in such activities and (d) understanding of internal controls and procedures for financial reporting.

David D. Guebert — Director

Mr. Guebert is a chartered accountant and certified public accountant with over 30 years of experience in finance and accounting, 20 of which were served as chief financial officer of public and private companies in the resource and technology sectors. He is currently the Chief Financial Officer of Marret Resource Corp., a merchant banking company. He is also is the Chief Financial Officer of Times Three Wireless Inc., a wireless location technology company. Mr. Guebert holds a B.Comm. from the University of Saskatchewan (1979).

Timothy G. Sorensen — Director

Mr. Sorensen is a Director and the President of Primary Capital Inc., an exempt market dealer. He recently joined Primary Capital from Macquarie Capital Markets Canada where he served as Divisional 7 Director Head of Institutional Sales. Mr. Sorensen has over 14 years of capital markets experience in institutional sales and equity analysis. He has a CFA designation and holds an MBA (1996) and B.Comm (1995) both from the University of Windsor.

Joseph Rus — Director

Mr. Joseph Rus was appointed Director of the Company on October 31, 2011. Prior to his appointment, Mr. Rus joined Shire Pharmaceuticals in 1999, following 25 years of experience with two major Pharmaceutical Companies (Warner Lambert & Hoffmann-la Roche) in both Canadian and Global assignments. In 2002, Mr. Rus returned to the U.K. as head of Shire’s International Operations (all countries except the USA). Since that time Mr. Rus also served on Shire’s Executive Committee as well as the Portfolio Review Committee. In 2006, Mr. Rus was charged with the responsibility of establishing affiliates in the increasingly important emerging markets, and by 2009 affiliates were open in Brazil, Mexico, Argentina, Russia, Australia and Japan. Mr. Rus is a Canadian citizen who received his education in Romania and is a graduate of the Executive Marketing Program at the University of Western Ontario in London, Ontario, as well as the International Program at the Institute of Management and Development of the University of Lausanne in Switzerland.

Reliance on Certain Exemptions

During the financial year ended September 30, 2012, the Company has not relied on any exemption contained in NI 52-110.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Board has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Audit Committee on a case-by-case basis.

External Auditor Fees

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by Deloitte related to the fiscal years ending September 30, 2012 and 2011 by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
September 30, 2012	$170,000	$95,000	$69,000	$50,000
September 30, 2011	nil	nil	nil	nil

The aggregate fees billed by PricewaterhouseCooper LLP related to the fiscal years ending September 30, 2012 and 2011 by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
September 30, 2012	nil	$8,000	nil	$3,000
September 30, 2011	nil	nil	nil	nil

The aggregate fees billed by Saturna Group Charted Accountants LLP related to the fiscal years ending September 30, 2012 and 2011 by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
September 30, 2012	nil	nil	nil	$12,000
September 30, 2011	nil	nil	$6,000	nil

The aggregate fees billed by MNP LLP related to the fiscal years ending September 30, 2012 and 2011 by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
September 30, 2012	nil	$22,000	nil	$35,000
September 30, 2011	$105,000	$14,000	$25,000	nil

MANAGEMENT CONTRACTS

There are no management functions of the Company which were to any substantial degree performed by a person other than a director or executive officer of the Company or its subsidiaries during the Company’s most recently completed financial year.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

The Board is responsible for determining whether or not each director is independent. In making this determination, the Board has adopted the definition of “independence” as set forth in National Instrument 58-101 Disclosure of Corporate Governance Standards. The Board has not adopted the director independence standards contained in Rule 5605 of the NASDAQ Listing Rules. The Company has determined that it has a majority of independent directors.

As of the date of this Information Circular, the Company considers that Robert Pollock, David Guebert, Joseph Rus, and Timothy Sorenson are independent directors. The Company does not consider Ahmad Doroudian or Elie Farah to be independent as they are also officers of the Company.

Other Directorships

The directors who are presently a director of other reporting issuers, and the names of the issuers, are as follows:

Name	Name of Reporting Issuer
Robert S. Pollock	INV Metals Inc.
David D. Guebert	Botaneco Corp. Marret Asset Corp. Times Three Wireless Inc. Sereno Capital Corporation
Joseph Rus	Bellus Health Inc.
Ahmad Doroudian	Nil
Elie Farah	Ginguro Exploration Corp.
Timothy Sorenson	Nil

The Company does not hold regularly scheduled meetings at which non-independent directors are not in attendance. However, the Company’s independent directors do communicate outside of formal meetings of the Board. Further, the independent directors have very strong governance backgrounds. As a result, they are acutely aware of the important roles independent directors have.

Mr. Joseph Rus currently serves as Chairman of the Board. The Board provides leadership for its independent directors by giving the independent directors unrestricted access to the Company’s auditors and external legal counsel.

All directors attended all meetings of the Board during the year ended September 30, 2012, with the exception of board meetings on March 30, 2012 and July 9, 2012 for which Joseph Rus was absent.

Board Mandate

The Board does not have a written mandate. The Board delineates its role and responsibilities through discussions among the members of the Board. In directing the affairs of the Company and delegating to management the day-to-day business of the Company, the Board endorses the guidelines for responsibilities of the Board as set out by regulatory authorities on corporate governance in Canada.

Position Descriptions

The Board has not developed written position descriptions for the chair and the chair of each committee of the Board. The Board delineates the role and responsibilities of each such position by discussing the role of the chair and by adopting written charters for each committee which delineate the role and responsibilities for the chair of each such committee.

The Board and CEO have not developed a written position description for the CEO. The Board delineates the role and responsibilities of the CEO by discussing the role of the CEO at meetings of the Board.

Orientation and Continuing Education

New directors are given the opportunity to individually meet with members of senior management to improve their understanding of the Company’s business. All directors have regular access to senior management to discuss Board presentations and other matters of interest.

The Company also gives directors a reference manual, which contains information about the Company’s history and current status, corporate governance materials, its investments and its Shareholders. This reference manual is updated regularly. It includes the Company’s Code of Business Conduct, which also applies to the directors, as well as governance and responsibilities of the Board and its committees, and a description of the duties and obligations of directors. As part of its mandate, the Nominating and Corporate Governance Committee is also responsible for providing orientation and continuing education for all members of the Board, including reimbursing costs of attending certain outside director education programs. During their regular scheduled Board meetings, directors are given presentations on various aspects of the Company’s business.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct (the “Code”). All of the Company’s employees, directors and officers must follow the Code, which provides guidelines for ethical behaviour.

The Code sets out in detail the principles and general business tenets and ethics and compliance policies applicable to the Company’s business and activities. The Code addresses topics such as honest and ethical conduct and conflicts of interest; compliance with applicable laws and Company policies and procedures; business integrity and fair dealing; public disclosure; use of corporate property and opportunities; confidentiality; compliance with insider trading and other legal requirements; and records and document retention.

The Board expects all employees at all levels of the companies within its group, as well as officers, directors, customers, suppliers, vendors, contractors and partners, to read, understand and comply with the Code. If any employee is uncertain about a situation, the employee is expected to refer the matter to a supervisor or Human Resources representative. All employees are also expected to report in good faith any violations or potential violations of the Code and to co-operate in internal investigations about a reported violation. Supervisors are expected to answer employee questions about the Code or direct them to the right source of information; provide timely advice and guidance to employees on ethics and compliance concerns; handle all employee reports promptly and confidentially; encourage employees to ask questions and get advice before they act; and report in good faith any violations of the Code or situations that could result in violations. In addition to employees’ and supervisors’ responsibilities detailed above, senior management has the responsibility to continuously promote ethical business conduct, in line with the Company’s values and general business principles.

No material change report has been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

In addition to the Code, the Company has also developed procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls, auditing matters or evidence of an activity that may constitute corporate fraud or violation of applicable law and for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Directors and officers of the Company are required under the British Columbia Business Corporations Act to disclose any material interest in any material contract or transaction with the Company and refrain from voting with respect thereof, subject to certain exceptions.

Nomination of Directors

The Nominating and Corporate Governance Committee is comprised of three independent directors: Tim Sorensen (Chair), David Guebert and Robert Pollock. The Nominating and Corporate Governance Committee has the responsibility for assessing potential Board nominees, screening their qualifications and making recommendations for approval by the Board of nominees for election or appointment to the Board. To help achieve this task, the Nominating and Corporate Governance Committee develops qualifications and criteria for the selection of directors.

The Board aims to have a sufficient range of skills, expertise and experience to ensure that it can carry out its responsibilities effectively. Directors are chosen for their ability to contribute to the broad range of issues that the Board must deal with. The Board reviews each director’s contribution through the Nominating and Corporate Governance Committee and determines whether the Board’s size allows it to function efficiently and effectively. The Nominating and Corporate Governance Committee is mandated to review the size of the Board from time to time and recommend changes in size when appropriate.

Compensation

The purpose of the Compensation Committee is to assist the Board in its oversight responsibilities relating to the compensation, nomination, evaluation and succession of the executive officers of the Company; the administration of the Company’s Stock Option Plan; and the review of executive compensation disclosure. The Compensation Committee is comprised of three directors, Tim Sorensen (Chair), Rob Pollock and David Guebert, all of whom are independent directors. The Compensation Committee reviews and approves annual salaries and other forms and items of compensation for our senior officers and employees. Except for plans that are, in accordance with their terms or as required by law, administered by the Board or another particularly designated group, the Compensation Committee also administers and implements all of our stock option and other stock-based and equity-based benefit plans (including performance-based plans), recommends changes or additions to those plans, and reports to the Board on compensation matters.

No compensation consultant or advisor has been retained since the beginning of the Company’s most recently completed financial year to assist in determining compensation for any of the directors and officers.

Other Board Committees

The Board has not established any committees other than the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

Assessments

As part of its charter, the Nominating and Corporate Governance Committee is required to survey every year all directors on the effectiveness and performance of the Board and the Board’s committees, as well as individual directors. This is done primarily by distributing questionnaires to each director and will often include individual interviews with the Chair of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee will report to the Board annually on the evaluation of the performance of the Board, each of its committees and that of individual directors, based on the results of the directors’ annual questionnaire.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

The Company’s Shareholders may contact the Company at 100 Wellington St. West, Suite 2110 P.O. Box 151, Toronto, Ontario, M5K 1H1 to request copies of the Company’s Financial Statements and the Management’s Discussion & Analysis (MD&A). These documents are also available on the Company’s website.

Financial information is provided in the Company’s Financial Statements and MD&A for its most recently completed financial year, both of which are filed on SEDAR and can be viewed at www.sedar.com.

DIRECTORS’ APPROVAL

The contents of this Information Circular and its distribution to the Shareholders have been approved by the Board of Directors of the Company.

DATED at Toronto, Ontario, this 25th day of February, 2013.
By Order of the Board of Directors of
Merus Labs International Inc.

Per:	“Elie Farah”
Elie Farah
President, Chief Executive Officer
and Director

SCHEDULE A

MERUS LABS INTERNATIONAL INC.

2011 INCENTIVE STOCK OPTION PLAN

             WHEREAS the Company desires to terminate any and all of its previous stock option plans and stock appreciation rights plans (collectively, the “Old Plans”); AND WHEREAS the Company wishes to replace the Old Plans with a new incentive stock option plan that will comply with the requirements of the Toronto Stock Exchange; NOW THEREFORE the new incentive stock option plan of the Company (the “Plan”) provides as follows:

Section 1.           Purpose

1.1	The Plan has been established as a means of compensating Eligible Persons (as defined below) for their contributions to the performance of the Company. The Plan is intended to:

	(a)	provide an incentive to Eligible Persons to further the development, growth and profitability of the Company;

	(b)	contribute in providing such Eligible Persons with a total compensation and rewards package;

	(c)	assist the Company in retaining and attracting employees and consultants with experience and ability; and

	(d)	encourage share ownership and provide Eligible Persons with proprietary interests in, and a greater concern for, the welfare of, and an incentive to continued service with, the Company.

Section 2.           Definitions

2.1	In this Plan, unless the context otherwise requires, the following terms shall have the following meanings:

	(a)	“Blackout Period” means any period during which a Company policy prevents Insiders from trading in the Shares;

	(b)	“Board” means the board of directors of the Company;

	(c)	“Compensation Committee” means a Compensation Committee comprising either the Board or such members of the Board as may be designated by the Board;

	(d)	“Company” means Merus Labs International Inc., its subsidiaries, whether direct or indirect, and any other entity designated by the Compensation Committee;

	(e)	“Directors” means the members of the Board;

(f)

“Eligible Persons” means an employee, Director, Executive Officer and any other person or company engaged to provide ongoing management or consulting services for the Company or for any entity controlled by the Company who, because of his, her or its role and responsibilities, is designated by the Compensation Committee as a potential participant in the Plan;

	(g)	“Executive Officer” has the meaning ascribed to that term in National Instrument 51-102 – Continuous Disclosure Obligations;

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(h)

“Exchange” means the Toronto Stock Exchange or if at any time the Shares are not listed for trading on such exchange but are listed on another exchange, such exchange as may be designated by the Board;

(i)	“Expiry Date” means the date upon which an Option will cease to be exercisable;

(j)	“Insider” shall have such meaning as is the definition of “Insider” as so provided in the TSX Company Manual;

(k)

“Market Value” means the closing price of the Shares on the Exchange on the trading day prior to the date of calculation, provided that if there is no closing price on such trading day, “Market Value” shall mean the mid-point between the bid and ask on the Exchange at the close of trading on the trading day prior to the date of grant and provided further that in the event the Shares are not listed and posted for trading on any stock exchange, “Market Value” shall mean the fair market value of the Shares as determined by the Board, acting reasonably;

(l)	“Option” means an option granted by the Company to a Participant to purchase authorized but unissued Shares pursuant to the terms of the Plan;

(m)	“Participant” means an Eligible Person to whom Options are granted under the Plan;

(n)	“Plan” means this new incentive stock option plan of the Company, as may be amended from time to time;

(o)	“Shares” means common shares of the Company;

(p)

“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Company by way of loan, guarantee or otherwise;

(q)	“Specified Price” means the price established by the Compensation Committee at not less than the Market Value on the day prior to the date of the grant of the Option; and

(r)	“Trust” has the meaning ascribed thereto in Section 5.1(b).

Section 3.           Administration of the Plan

             The Plan is under the direction of the Compensation Committee that, in addition to the specific powers conferred upon it hereunder, has full and complete authority to interpret the Plan and to prescribe such rules and regulations and make such other determinations as it deems necessary or desirable to meet the objectives of, and to administer, the Plan subject to the requirements of the TSX or other requirements of law. Without limiting the generality of the foregoing, for greater certainty, the Compensation Committee shall have the power and authority to:

(a)	adopt rules and regulations for implementing the Plan;

(b)

determine the eligibility of persons to participate in the Plan, when Options to Eligible Persons shall be granted, the number of Shares subject to each Option, the Specified Price of the Shares and the vesting period, if any, for each Option;

(c)	interpret and construe the provisions of the Plan;

(d)

delegate any or all of their power and authority under paragraphs (a), (b) and (c) above to such persons or groups of persons on such terms and on such conditions as the Compensation Committee may in its discretion determine; and

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(e)	take such other steps as the Compensation Committee determines to be necessary or desirable to give effect to the Plan.

             Any decision, approval or determination made by a person or group of persons delegated the ability to make such decision, approval or determination pursuant to Section 3(d) above shall be deemed to be a decision, approval or determination, as the case may be, of the Compensation Committee.

Section 4.           Number of Shares to be Issued Under the Plan

4.1

The number of Shares that may be issued as a result of the grant of Options under the Plan shall be equal to 10% of the issued and outstanding Shares from time to time. Any increase in the issued and outstanding Shares will result in an increase in the available number of Shares issuable under the Plan, and any exercises of options will make new grants available under the Plan effectively resulting in a re-loading of the number of options available to grant under the Plan. To the extent that any Option has terminated or expired without being fully exercised or has been repurchased for cancellation under Section 5.5(b), the unissued Shares subject to such Option shall be available for any subsequent Option granted under the Plan.

4.2	Under the Plan:

(a)

no single Participant and his, her or its associates shall be granted Options which could result in the issuance of Shares exceeding 5% of the issued and outstanding Shares, within a one year period, to such Participant and his, her or its associates, in the aggregate;

	(b)	the number of Shares issuable to any single Participant pursuant to Options, shall not exceed 5% of the issued and outstanding Shares;

	(c)	the number of Shares issuable to Insiders, at any time, under all Share Compensation Arrangements, shall not exceed 10% of the issued and outstanding Shares; and

	(d)	the number of Shares issued to Insiders, within any one year period, under all Share Compensation Arrangements, shall not exceed 10% of the issued and outstanding Shares.

4.3	For the purposes of this Section 4, Options held by Trusts established for the benefit of a Participant shall be considered to be held by that Participant.

Section 5.           Options

5.1	Grant of Options

(a)

Subject to Section 4, the Compensation Committee shall, in its absolute discretion, designate from among the Eligible Persons those to whom Options shall be granted, the number of Shares to be covered by each Option, the Specified Price for each Option, the period during which the same may be exercised and the other terms and conditions attaching thereto. Any Participant, at the time of the grant of an Option, may hold more than one Option.

(b)

A Participant may, in his, her or its sole discretion, elect to have some or all of any Options granted to him, her or it, granted to a trust or trusts (“Trusts”) governed by a registered retirement savings plan established by and for the benefit of such Participant. Such election must be made prior to the execution of the option agreement representing the Options and shall be evidenced in such option agreement.

5.2	Payment of Specified Price

             The Specified Price for the Shares covered by an Option granted under the Plan shall be paid in full at the time of exercise of such Option.

5.3         Option Period

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             Subject to the provisions of Sections 5.6, 10.4 and 10.5, each Option shall be exercisable during a period established by the Compensation Committee provided that such period shall expire no later than ten years after the date of grant.

5.4	Shares Available for Purchase

Vesting of Options shall be at the discretion of the Directors.

5.5	Exercise of Options

(a)

An Option may be exercised at any time, or from time to time, during its term as to any number of whole Shares which have vested and are then available for purchase. A Participant electing to exercise an Option on his, her on its own behalf or on behalf of a Trust established for his, her or its benefit shall give written notice of the election to the Company, together with the aggregate amount to be paid for the Shares to be acquired pursuant to the exercise of an Option, by certified cheque. Upon actual receipt by the Company of written notice and a cheque for the aggregate Specified Price, the Participant (including a trustee, in the case of the exercise of Options by a Trust) exercising the Option shall be registered as the holder of the appropriate number of Shares. No person shall enjoy any part of the rights or privileges of a holder of Shares subject to Options until that person becomes the holder of record of those Shares.

(b)

Subject to any restrictions or limitations under applicable securities laws, rules and regulations, or the rules of the TSX, and subject to the complete discretion of the Compensation Committee to elect to honour such a notice, a Participant may by written notice to the Compensation Committee request that the Company repurchase for cancellation any Options then held by the Participant (to the extent only of the Shares then available for purchase under the Option) for an amount per Share equal to the amount by which the Market Value of each Share on the date prior to the date the notice is given exceeds the Specified Price. To the extent accepted by the Compensation Committee, such Options shall be cancelled against payment of the price so determined. If required by the Company, any such Options to be repurchased shall first be exercised and the Shares acquired on exercise immediately repurchased for cancellation at the Market Value of the Shares on the day prior to the day of such repurchase for cancellation.

5.6	Termination of Employment or Directorship

Unless otherwise decided by the Compensation Committee the following rules shall apply:

	(a)	In the event of:

		(i)	the termination of the Participant’s employment by or engagement with the Company (as a Director, Executive Officer employee or otherwise) by the Company for cause; or

		(ii)	the Participant’s voluntary resignation prior to normal retirement;

the Options held by such Participant, or any Trust on the Participant’s behalf, which have vested as at the effective date of resignation or termination of employment are exercisable by such

Participant or the trustee, as the case may be, within three months after such effective date and, to the extent not exercised within that period, shall terminate on the expiration of such three month period; and

	(b)	in the event of:

		(i)	the retirement (at age 65 or other prescribed retirement age for the Company);

		(ii)	the death;

		(iii)	the physical or mental disability; or

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(iv)	the termination (other than for cause) by the Company of the employment or engagement of the Participant (before resignation, disability or termination of employment or engagement for cause);

the Options held by the Participant, or any Trust on the Participant’s behalf, which have vested as at the date of the Participant’s death, disability, retirement or termination of employment are exercisable by such Participant, such Participant’s legal representative(s) or the trustee, as the case may be, within 12 months after such date and, to the extent not exercised within that period, shall terminate on the expiration of such 12 month period, provided, however, that the provisions of this Section 5.6 shall not be construed as extending the exercise period of any Option past the term of such Options and provided further that all unvested Options shall expire on the date on which any of the events specified in Section 5.6(a) and (b) occur.

             The Compensation Committee shall also be entitled to extend the time during which a Participant may exercise their Options provided for either in this Plan or in the Participant’s option agreement at its discretion provided that (i) such extension does not extend past the maximum ten year term, and (ii) the Participant is not an Insider as the Compensation Committee is not entitled to extend the time during which an Insider may exercise Options held by the Insider.

5.7         Options Non-Assignable

             Subject to Section 9, no Options or any interest therein shall be transferable or assignable by the Participant or a Trust otherwise than by will or pursuant to the laws of succession and no Option may be exercised by anyone other than the Participant, his, her or its legal representative(s) or a Trust established by and for the benefit of such Participant.

Section 6.           Participant Not a Shareholder

             Neither a Participant nor a Trust shall have any rights as a shareholder of the Company with respect to any Shares covered by any Option until such time as and to the extent only that such Option has been exercised.

Section 7.           Effects of Alteration of Capital Stock

             If the number of outstanding Shares shall be increased or decreased as a result of a stock split, consolidation or reclassification or if other changes with respect to the Shares shall occur, other than as a result of the issuance of Shares for Market Value, or if additional Shares are issued pursuant to a stock dividend, then the number of and/or price payable for Shares subject to any unexercised Options shall be adjusted in accordance with applicable law and in such manner as the Board shall deem proper to preserve such rights of the Participants under the Plan substantially proportionate to those existing prior to such change or event. In addition, upon the occurrence of any such change or event, the maximum number of Shares that may be issued as a result of the grant of Options under the Plan shall be adjusted by the Board so that it is substantially proportionate to the maximum number existing prior to such change or event.

Section 8.           Acceleration of Expiry Dates

             Upon the announcement or contemplation of any event, including a reorganization, acquisition, amalgamation or merger (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Company and one or more of its affiliates (as such term is defined in the Securities Act (Ontario)), with respect to which all or substantially all of the persons who were the beneficial owners of the Shares immediately prior to such reorganization, amalgamation, merger or plan of arrangement do not, following such reorganization, amalgamation, merger or plan of arrangement, beneficially own, directly or indirectly more than 50% of the resulting voting shares on a fully-diluted basis (for greater certainty, this shall not include a public offering or private placement out of treasury) or the sale to a person other than an affiliate of the Company of all or substantially all of the Company’s assets (collectively, a “Change of Control”), the Company shall have the discretion, without the need for the agreement of any Participant, to accelerate the Expiry Dates and/or any applicable vesting provisions of all Options, as it shall see fit. The Company may accelerate one or more Participant’s Expiry Dates and/or vesting requirements without accelerating the Expiry Dates and/or vesting requirements of all Options and may accelerate the Expiry Date and/or vesting requirements of only a portion of a Participant’s Options.

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             In the event that the Company is a consenting party to a Change of Control, outstanding Options shall be subject to the agreement effecting such Change of Control and Participants shall be bound by such Change of Control agreement. Such agreement, without the Participant’s consent, may provide for:

(a)	the acceleration of the Options as provided above;

(b)	the continuation of such outstanding Options by the Company (if the Company is the surviving or acquiring Company);

(c)	the assumption of the Plan and such outstanding Options by the surviving entity; or

(d)	the substitution or replacement by the surviving or acquiring Company or its parent of options with substantially the same terms for such outstanding Options.

             The Company may provide in any agreement with respect to any such Change of Control that the surviving, new or acquiring Company shall grant options to the Participants to acquire shares in such Company or its parent with respect to which the excess of the Market Value of the shares of such Company immediately after the consummation of such Change of Control over the exercise price therefore shall not be less than the excess of the value of the Shares over the Specified Price of the Options immediately prior to the consummation of such Change of Control.

Section 9.           Transferability

9.1

Options may be exercised by the Participant, by his, her or its trustee in the case of a Trust, and, upon the Participant’s death, the legal representative(s) of his or her estate or any other person who acquires his or her rights in respect of an Option by bequest or inheritance. A person exercising an Option, may subscribe for Shares only in his, her or its own name, on behalf of a Trust established for his, her or its benefit or in his, her or its capacity as legal representative.

9.2

Options may be transferred between a Participant and one or more Trusts established for the sole benefit of such Participant. If the beneficiary of a Trust changes, the Options granted to the Trust will be immediately cancelled by the Company.

Section 10.         Amendment and Termination

10.1

Subject in all cases to the approval of all regulatory authorities and the TSX, the Board may from time to time amend or revise the terms of the Plan or may discontinue the Plan at any time provided however that no such right may, without the consent of the Participant, in any manner adversely affect his of her rights under any Option theretofore granted under the Plan. The following amendments to the Plan may be made by the Board without the approval of shareholders: (i) any amendments necessary to ensure that the Plan is in compliance with the rules of the Exchange and any other applicable regulatory authority; (ii) amendments that are of an administrative or general housekeeping nature; (iii) amendments to the definitions of Eligible Persons under the Plan; (iv) amendments to the manner in which the Plan is administered; (v) amendments to the maximum term of Options granted pursuant to the Plan provided that (A) such extension does not extend past the maximum ten year term, and (B) the Participant is not an Insider as the Compensation Committee is not entitled to extend the time during which an Insider may exercise Options held by the Insider; (vi) amendments to the vesting provisions and the termination provisions found in Section 5.6 of the Plan; and (vii) amendments to the anti-dilution provisions set out in Section 7 of the Plan.

10.2

The following amendments to the Plan will require shareholder approval: (i) amendments to the maximum number of Shares that may be issued as a result of the grant of Options pursuant to the Plan; (ii) amendments to the maximum number of securities or Options that may be granted to Insiders; (iii) amendments to the manner in which the exercise price of Options is determined; (iv) any amendment to the term of options granted to Insiders; and (v) amendments to the amending provisions of the Plan.

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10.3

The Specified Price of outstanding Options issued to Insiders may only be reduced if the Company obtains shareholder approval to such reduction. For the purposes of this Section, the Specified Price will be deemed to have been reduced and shareholder approval will be required if outstanding Options are cancelled and then reissued to the same Eligible Person at a lower Specified Price. Eligible Persons benefiting from the reduction in the Specified Price of their Options will not be eligible to vote their Shares on the resolution approving the reduction in the Specified Price.

10.4

Other than as provided for in Sections 5.6 and 10.5, the Expiry Date of an outstanding Option may only be extended if the Company obtains shareholder approval to such an extension. Eligible Persons benefiting from the extension of the Expiry Date of their Options will not be eligible to vote their Shares on the resolution approving the extension of the Expiry Date.

10.5

The Expiry Date of an Option can be extended by the Compensation Committee without shareholder approval where such Expiry Date occurs within a Blackout Period or within ten days of the end of a Blackout Period and the new Expiry Date shall be the tenth day following the end of the relevant Blackout Period.

Section 11.         Laws

11.1

The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and those of Canada insofar as the latter may be applicable.

11.2

No Option may be exercised nor will the Company have any obligation to issue Shares pursuant thereto if such exercise or issue would be contrary to or violate any applicable law or any applicable regulation of a duly constituted authority.

Section 12.         Compliance with Statues and Regulations

             The granting of Options and the sale and delivery of Shares under this Plan shall be carried out in compliance with applicable laws, rules and regulations and with the rules and regulations of governmental authorities and the TSX. Without limiting the forgoing, this Plan will be subject to the approval of shareholders of the Company within three years from its effective date and then every three years thereafter. If the Compensation Committee determines that in order to comply with any such laws, rules or regulations, certain action is necessary or desirable as a condition of or in connection with the granting of an Option or the issue or purchase of Shares under an Option, that Option may not be exercised in whole or in part unless that action shall have been completed in a manner satisfactory to the Compensation Committee.

Section 13.         Participation Voluntary

13.1

The participation of an Eligible Person in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Eligible Person any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment nor a commitment on the part of the Company to ensure the continued employment of such Eligible Person.

13.2	The Plan does not provide any guarantee against any loss of profit which may result from fluctuations in the market price of the Shares.

13.3

The Company does not assume responsibility for the income or other tax consequences for the Eligible Persons participating in the Plan and Eligible Persons are advised to consult with their own tax advisors.

Section 14.         Taxes

             The Company shall have the power and the right to deduct or withhold, or require an optionee to remit to the Company, the required amount to satisfy federal, provincial, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of the Plan, including the grant or exercise of any Option granted under the Plan. With respect to any required withholding, the Company shall have the irrevocable right to, and the Participant consents to, the Company setting off any amounts required to be withheld, in whole or in part, against amounts otherwise owing by the Company to the Participant (whether arising pursuant to the Participant’s relationship as an Eligible Person or otherwise), or may make such other arrangements that are satisfactory to the Participant and the Company. In addition, the Company may elect, in its sole discretion, to satisfy the withholding requirement, in whole or in part, by withholding such number of Shares issuable upon exercise of the Options as it determines are required to be sold by the Company, as trustee, to satisfy any withholding obligations net of selling costs. The Participant consents to such sale and grants to the Company an irrevocable power of attorney to effect the sale of such Shares issuable upon exercise of the Options and acknowledges and agrees that the Company does not accept responsibility for the price obtained on the sale of such Common Shares issuable upon exercise of the Options.

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Section 15.         Notice

15.1

Any notice required or permitted to be given to the Company hereunder shall be either personally delivered sent by same day or next day courier or sent by facsimile or similar method of electronic communication, charges prepaid. Any notice so given shall be sent to the Company at the address set out below or such other address at the Company notifies of Options in writing:

Merus Labs International Inc. 100 Wellington St. West Suite 2110 P.O. Box 151 Toronto, ON M5K 1H1

Attention: Corporate Secretary

             Any notice sent by courier shall be deemed to have been received on the next business day after which it was so sent. Any notice given by personal delivery shall be deemed to be received on the date of delivery and any notice sent by telecopy or other similar method of electronic communication shall be deemed to be received on the date of the sending of the telecopy or other similar method of electronic communication, as the case may be.

Section 16. Coming Into Effect and Duration of Plan

             This Plan shall come into effect on the approval by the shareholders of the Company. Upon coming into effect, this Plan shall replace the Old Plans.

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SCHEDULE B
AUDIT COMMITTEE CHARTER
OF
MERUS LABS INTERNATIONAL, INC.
(the “Corporation”)

1. PURPOSE

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities. Consistent with this function, the Audit Committee should serve as an independent and objective party to monitor the Corporation’s financial reporting process and internal control system in light of applicable legal and regulatory requirements, review and appraise the audit efforts of the Corporation’s independent auditor, and provide an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors.

2. COMPOSITION

The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall satisfy the independence requirements applicable to members of audit committees under the rules of the NASDAQ, National Instrument 52-110 Audit Committees (“NI 52-110”), the rules of the U.S. Securities and Exchange Commission and any other applicable laws and regulations. All members of the Committee shall satisfy the financial literacy requirements or definitions applicable to members of audit committees under NI 52-110, the rules of the NASDAQ and any other applicable laws and regulations. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant. Each member of the Committee shall be appointed by the Board and shall continue to be a member thereof until the expiration of his or her term of office as a Director. The Chair of the Committee shall be designated by the Board of Directors.

3. MEETINGS

The Committee shall meet at least four times per year or more frequently as circumstances dictate. The meetings are scheduled to permit timely review of the quarterly and annual financial statements, reports and related press releases. As part of its responsibility to foster open communication, the Committee should meet at least annually with management and the independent auditor in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee. A majority of the members appearing at a duly convened meeting shall constitute a quorum and the Committee shall maintain minutes or other records of its meetings and activities.

4. AUDIT COMMITTEE AUTHORITY AND RESOURCES

The Audit Committee has the authority, without further approval of the Board of Directors: (a) to engage independent counsel and other advisors as it determines necessary to carry out its duties; (b) to set and pay the compensation for any such advisors employed by the Committee; and (c) to communicate directly with external auditors and internal auditors and any other personnel of the Corporation and to have unrestricted access to any documents of the Corporation relevant to the performance of the Committee’s duties.

5. RESPONSIBILITIES AND DUTIES

The Audit Committee will fulfill its responsibilities and duties by carrying out the following activities:

     Documents/Reports Review

1.	Review and update this Charter periodically and at least annually, as conditions dictate.

2.	Review the Corporation’s:

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a.	annual and interim financial statements and related management’s discussion and analysis and earnings releases; and

b.	financial information contained in annual reports, annual information forms, prospectuses, registration statements and similar disclosure documents of the Corporation,

all prior to filing with any governmental body or disclosure to the public, including any audit, review, attestation, certification, report or opinion rendered by the independent auditor.

3. The review referred to in Section 5.2 above would include, as appropriate, a discussion of the quality of the accounting principles as applied and significant judgments affecting the Corporation’s financial statements, significant adjustments, management judgments and accounting estimates, significant new accounting policies and disagreements with management.

     Independent Auditor

4. Recommend to the Board of Directors the nomination of the independent auditor and approve the fees and other compensation to be paid to the independent auditor. The Audit Committee shall have exclusive responsibility for the foregoing and the independent auditor shall report directly to the Audit Committee.

5. Ensure the independent auditor submits a formal written statement delineating all relationships between the independent auditor and the Corporation and pre-approve, in accordance with the requirements of NI 52-110 and any other applicable laws and regulations, all non-audit services to be provided to the Corporation or any subsidiary by the independent auditor.

6. On an annual basis, engage in a dialogue with the independent auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditor.

7. Recommend that the Board of Directors take appropriate action in response to the independent auditor’s report to satisfy itself of the independence of the independent auditor.

8. Review and oversee all aspects of the performance of the independent auditor and approve any proposed discharge of the independent auditor when circumstances warrant.

9. Meet periodically with the independent auditor to discuss any matters that the Audit Committee believes should be discussed privately and without management present. Such matters would normally include internal controls and the fullness and accuracy of the Corporation’s financial statements.

10. Review and approve the Corporation’s hiring policy regarding partners, employees and former partners and employees of the present and former independent auditor. At this time, the Corporation’s policy shall be to not hire any partner or employee of its auditor, or any person who was within the last two years a partner or employee of its auditor, unless the Committee decides otherwise.

     Financial Reporting Process

11. In consultation with the independent auditor, periodically review and assess the integrity and adequacy of the Corporation’s financial reporting processes, both internal and external. In particular, the Committee must be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements (other than the disclosure referred to in Section 5.2(i) and (ii) above, which the Committee will directly review) and must periodically assess the adequacy of those procedures.

12. Consider the independent auditor’s judgments about the quality and appropriateness of the Corporation’s accounting principles as applied in its financial reporting.

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13. Consider and approve, if appropriate, major changes to the Corporation’s auditing and accounting principles and practices as suggested by the independent auditor or management.

14. After review of the audited financial statements and discussions with management and the independent auditor, consider whether the financial statements are fairly presented in conformity with Canadian and U.S. Generally Accepted Accounting Principles, as applicable.

15. Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Corporation or any of its subsidiaries of concerns regarding questionable accounting or auditing matters.

     Process Improvement

16. Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

17. Following completion of the annual audit, review separately with each of management and the independent auditor any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

18. Review any significant disagreements between management and the independent auditor in connection with the preparation of the financial statements.

19. Provide that the independent auditor discuss with the Audit Committee the independent auditor’s judgments about the quality, not just the acceptability, of the Corporation’s accounting principles as applied in its financial reporting; the discussion should include such issues as the clarity of the Corporation’s financial disclosures and degree of aggressiveness or conservatism of the Corporation’s accounting principles and underlying estimates and other significant decisions made by management in preparing the financial disclosures and reviewed by the independent auditor.

20. Review with the independent auditor and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Audit Committee.

     Related Party Transactions

21. The Committee shall review and approve, if appropriate, any transaction between the Corporation or any of its subsidiaries and a related party and any transaction involving the Corporation or a subsidiary and another party in which the parties’ relationship could enable the negotiation of terms on other than an independent, arm’s length basis.

6. REMUNERATION OF AUDIT COMMITTEE MEMBERS

No member of the Audit Committee may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or its subsidiaries, and is not eligible to serve as a member of the Committee if he or she accepted, directly or indirectly, any such fee in the three-year period prior to his or her proposed Committee appointment, except in each case in respect of remuneration for acting in his or her capacity as a member of the Board of Directors or any board committee or as a part-time chair or vice-chair of the Board of Directors or any board committee. For the purposes of the foregoing, “indirectly” includes the receipt of such fees by an immediate family member.